      February 24, 2005

                         Symbol: OTCBB– SCNWF

      FOR IMMEDIATE RELEASE

STREAM ANNOUNCES ITS EXPANSION OBJECTIVES FOR 2005

Vancouver, B.C. – Stream Communications Network And Media Inc. (the “Company”) is pleased to announce that it has established a plan of action to reach its expansion objectives for 2005. With the highly fragmented cable TV market in Poland, the Company plans to continue and increase its market penetration and acquisition program in Poland. In addition, there will be further emphasis and direct marketing efforts to increase Internet and VoIP subscriptions. For the year ended December 31, 2005 the Company plans to raise USD $50 million as previously announced on November 17, 2004. The Company intends to spend the proceeds on acquisition targets, organic growth and marketing in order to increase its subscriber base by approximately 200,000 subscribers.  The Company expects to raise the funds by the end of second quarter of 2005.  Monies raised for acquisition will be a mix of debt and equity. The Company has not determined the ratio of debt and equity at this time.

At December 31, 2004 the average cable TV revenue per subscriber was approximately US$6.40 per month. It is presently estimated to be US$7.00 per month per subscriber and it is estimated that cable TV subscriber revenues will rise approximately to US $8.60 by December 2005 and US$11.00 by December 2006. These projections are based on a number of factors. It is expected that the Polish zloty will rise against the US dollar in the future to a projected 2.8 zloty to one US dollar. The marketing of new and additional channels and premium video services is expected to increase the monthly fee subscribers will pay. With Poland joining the EU, it is expected that disposable income will rise in Poland. The revenue from each network will vary. This may be reflected in the acquisition price for a particular network. Factors that are of interest in the acquisition process include the penetration rate (like homes passed), the existing level of services and the opportunity to provide more channels, content and services, thereby increasing subscriber numbers and revenues in the future.

In addition to cable TV, the Company also offers broadband Internet access and VoIP. At December 31, 2004 Internet subscribers accounted for approximately three percent of the total subscribers, but revenue was relatively three times higher at nine percent of total revenues. By the end of 2005, the Company wants to increase the percentage of Internet subscribers to 22%. At this level, the percentage of Internet revenue would account for 37.5% of total revenue. In later years, it is expected that cable TV subscriber numbers will increase faster than Internet reducing internet subscriber numbers to the 16% to 18% level. Additionally, VoIP presently at less than one-half of one percent of total subscribers has similar multiples to that of Internet. If the deployment of the VoIP marketing strategies is successful VoIP could account for five percent of total subscribers by the end of 2005. The higher fees charged for Internet, premium video services and VoIP add an additional component to cable income giving a blended average revenue per unit per month estimated to be US$11.30 for December 2005 and US$13.20 for December 2006. Factors that influence these rates include the demand for services, competition, range of services and the market direction. In addition, the Company will focus on deploying further digital technologies enabling the Company to add new television and broadband Internet services.

The Company looks forward to inform its shareholders on a regular as to its progress of this expansion and modernization program.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  With 55,000 subscribers currently, Stream is one of the principal consolidators of the cable TV sector and is a leading Cable TV operator and Internet provider in the densely populated markets of Southern Poland.  Established in 2000, Stream has offices in Vancouver and Krakow, and is listed on the OTCBB, trading symbol SCNWF.

For further information, please contact:

Mike Young, Investor Relations

tel. 604 669 2826

toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.